FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Make Real Foods, Inc.

Legal status of Issuer:

Form:

C Corporation

Jurisdiction of Incorporation/Organization:

Delaware, United States

Date of Organization:

March 14, 2019

Physical Address of Issuer:

1953 North Howe St., Chicago, IL 60614

Website of Issuer:

https://realmadefoods.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
- ☑ Yes
- ☐ No

Oversubscriptions will be Allocated:
- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other: At the Company's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

August 16, 2021

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 2

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$481,326	$1,126,750
Cash & Cash Equivalents	$161,755	$141,343
Accounts Receivable	$55,817	$72,240
Short-term Debt	$73,404	$305,832
Long-term Debt	$429,962	$305,832
Revenues/Sales	$766,960	$904,543
Cost of Goods Sold	$1,163,169	$1,172,537
Taxes Paid	$0	$0
Net Income	($939,187)	($575,640)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 23, 2021

MAKE REAL FOODS, INC.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Make Real Foods, Inc. (d/b/a Real Made) ("**Real Made**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 16, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)(2)**	**Net Proceeds**
Minimum Individual Purchase Amount (3)	$100	$6.00	$94.00
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER

FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://realmadefoods.com .

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/real-made-oats

The date of this Form C is April 23, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Make Real Foods, Inc. (f/k/a Make Real Foods, LLC, f/k/a Maker, LLC) is a food company, incorporated in Delaware as a corporation on January 1, 2020. The Company was originally formed on March 14, 2019 as Maker, LLC, under the laws of Delaware. The Company changed its name from Maker, LLC to Make Real Foods, LLC on June 10, 2019. The Company converted to a Delaware corporation on January 1, 2020.

The Company is located at 1953 North Howe St., Chicago, IL 60614.

The Company's website is https://realmadefoods.com .

The Company conducts business in all fifty (50) states and sells products through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/real-made-oats and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$100+
Offering Deadline	August 16, 2021
Use of Proceeds	See the description of the use of proceeds on page hereof.
Voting Rights	See the description of the voting rights on page .

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020 and into the future due to COVID-19, the Company's revenue has been adversely affected. We experienced a loss in revenue of $300,000 due to a hard packaging conversion (change in UPC and Brand Name) that took place during COVID in H1 2020.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. While our business currently generates sales, future sales or other sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons.

Barry Nalebuff, co-founder and director of the Company, previously provided a $206,558 loan to the Company. Such transaction is not the result of arm's length negotiations, and it is possible that the Company could have conducted similar transactions with a third party on more favorable terms. Please see the section entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

The Company has received a secured loan from the U.S. Small Business Association under the COVID-19 Economic Injury Disaster Loan (EIDL) program.

On May 16, 2020 the Company entered into a loan agreement with the U.S. Small Business Association for a COVID-19 Economic Injury Disaster Loan (the "**EIDL Loan**") with a principal amount of $150,000. Interest accrues at the rate of 3.75% per annum. Monthly installment payments, including principal and interest, begin twelve months from the date of the promissory note, and the balance of principal and interest will be payable thirty years from the date of the promissory note. This may require the Company to dedicate a substantial portion of its cash flow from operations or the capital raise to pay principal of, and interest on, indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, or other general corporate purposes, or to carry out other business strategies. As of December 31, 2020, the outstanding balance of the EIDL Loan is $150,000.

The EIDL Loan is secured with a continuing security interest in all of the Company's tangible and intangible personal property now owned or hereafter acquired, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software, (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code, and (l) all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto. The terms of the EIDL Loan provide that upon any event of default, the SBA may (i) declare all or any portion of the EIDL Loan to be immediately due and payable, (ii) take possession of any Collateral or (iii) sell, lease or dispose of any Collateral. One of the Events of Default, as defined in that agreement is a general inability to pay its debts. Any breach, default or violation of the EIDL Loan, or any exercise or execution of the security interest, may adversely affect our business operations and financial condition.

The Company has received loan proceeds pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act

In addition to other loans that have been forgiven, in April 2020, the Company entered into an unsecured promissory note with JP Morgan Chase, N.A., as the lender, for an aggregate principal amount of $30,970 (the "**PPP Loan 1**") pursuant to the Paycheck Protection Program ("**PPP**") under the Coronavirus Aid, Relief, and Economic Security (the "**CARES Act**") administered by the U.S, Small Business Administration ("**SBA**"). We received written notice that the SBA authorized full forgiveness of PPP Loan 1 on March 29, 2021.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate the manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for

any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Jessica Price, our Chief Executive Officer and Director, and Barry Nalebuff, our Chairman. The Company has or intends to enter into employment agreements with each of them, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jessica Price or Barry Nalebuff could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information

on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and

procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We may encounter difficulties in maintaining relationships with suppliers, distributors and customers

Our business success is, dependent, in part, on our ability to maintain, grow, and we cannot guarantee any current relationships with our suppliers, distributors, partners, customers, or any other entity or individual selling our products on a consumer-facing platform. We define "platform" as any physical or digital intermediary through which our products are sold, including, but not limited to, retail and marketplace websites and physical retail stores. We cannot predict the financial health of our customers or other platforms through which our products are sold, and, consequently, the maintenance of our current and/or future relationships cannot be guaranteed. The loss of one or more a customer accounts could significantly negatively impact our business.

Consolidation among the retail grocery and foodservice industries may hurt profit margins.

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins as a grocery and foodservice supplier may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer.

We rely upon a limited number of product offerings.

The majority of the products that we have sold through December 31, 2020, have been based on our Real Made Overnight Oats brand. A decline in the market demand for our Overnight Oats or for other products we might create and market would have a significant adverse impact on us.

We rely on third-party suppliers to provide basic ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate production of our products, or from whom we acquire such items, do not provide ingredients or packaging components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural

disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, basic ingredient subsystem.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The Company purchases large quantities of raw materials, including ingredients such as organic oats, organic raw fruits and organic vegetables. Costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand, and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to the Companies' customers are a delivered price. Therefore, changes in the Company's input costs could impact their gross margins. Their ability to pass along higher costs through price increases to their customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buys from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company does not have long-term contracts with many of their suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase their costs and disrupt their operation

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

We rely on independent certification for a number of our products and our marketing of products marked "Organic," "Vegan," and "Non-GMO." Loss of certification within our supply chain or as related to our manufacturing process or failure to comply with government regulations pertaining to the use of the term organic could harm our business.

We rely on independent certification, such as "Organic," "Vegan," and "Non-GMO" to differentiate some of our products from others. We must comply with the requirements of independent organizations or certification authorities in order to label our products as certified. The loss of any independent certifications could adversely affect our marketplace position, which could harm our business. In addition, the U.S. Department of Agriculture require that our certified organic products meet certain consistent, uniform standards. Compliance with such regulations could pose a significant burden on some of our suppliers, which could cause a disruption in some of our product offerings. Moreover, in the event of actual or alleged non-compliance, we might be forced to find an alternative supplier, which could adversely affect our business, results of operations and financial condition. The FDA has defined the terms "vegan" and "non-gmo," and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and vegan certifications if our raw material suppliers lose their product certifications for those specified claims. We could lose our "vegan" designation if we do not comply the verification and certification requirements of the third-party verification entity. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement.

We face competition from other companies that produce oats, oatmeal, instant oatmeal, ready-made oatmeal, and other alternative products with similar benefits, make-up, and general likeness as our Overnight Oats.

Competition in our food production industry, specifically, the production, sale, marketing, and distribution of oatmeal is vigorous, with a large number of businesses engaged in this industry. Many of our competitors have established reputations for successfully developing and marketing their products, including their own versions of Overnight Oats that incorporate the same or similar ingredients as our products, including other alternative ingredients that are widely recognized as providing similar benefits as Overnight Oats. In addition, many of our competitors have greater financial, managerial and technical resources than we do. If we are not successful in competing in these markets, we may not be able to attain our business objectives.

Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.

Competitors' branded products have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful.

At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate

or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in the Company's sales volumes.

We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes.

We are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints both domestically and abroad and our failure to comply with these laws, regulations and constraints could lead to the imposition of significant penalties or claims, which could harm our financial condition and operating results.

In both the U.S. and foreign markets, the formulation, manufacturing, packaging, labeling, distribution, sale and storage of our products are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at all levels of government in foreign jurisdictions. We are subject to regulation by one or more federal agencies including the U.S. Food and Drug Administration (FDA), the U.S. Federal Trade Commission, the U.S. Department of Agriculture (USDA), state and local authorities and foreign governmental agencies. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may negatively impact the marketing of our products, resulting in significant loss of sales revenues. Our failure to comply with these current and new regulations could lead to the imposition of significant penalties or claims, limit the production or marketing of any non-compliant products or advertising and could negatively impact our business.

The conduct of our businesses, including the production, storage, distribution, sale, display, advertising, marketing, labeling, transportation and use of our products, as well as our health and safety practices, are subject to various laws and regulations administered by federal, state and local governmental agencies in the United States, as well as to laws and regulations administered by government entities and agencies outside the United States in markets in which our products may be made, manufactured, distributed or sold. Many of these laws and regulations may have differing or conflicting legal standards across the various markets where our products are made, manufactured, distributed or sold. These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including, but not limited to, political, economic or social events. Such changes may include changes in: food and drug laws; laws related to product labeling, advertising and marketing practices; laws regarding the import or export of our products or ingredients used in our products; laws and programs aimed at reducing, restricting or eliminating ingredients or substances in, or attributes of, our products; laws and programs aimed at discouraging the consumption or altering the package or portion size of our products; increased regulatory scrutiny of, and increased litigation involving product claims and concerns regarding the effects on health of ingredients or substances in our products; state consumer protection laws; taxation requirements, including the imposition or proposed imposition of new or increased taxes or other limitations on the sale of our products; employment laws; privacy laws; laws regulating the price we may charge for our products.

New laws, regulations or governmental policy and their related interpretations, or changes in any of the foregoing, including taxes or other limitations on the sale of our products, ingredients or substances contained in our products or commodities used in the production of our products, may alter the environment in which we do business and, therefore, may increase our costs or liabilities or reduce demand for our products, which could adversely affect our business, financial condition or results of operations.

Governmental entities or agencies in jurisdictions where our products are made, manufactured, distributed or sold may also impose new labeling, product or production requirements, or other restrictions. If one jurisdiction imposes or proposes to impose new requirements or restrictions, other jurisdictions may follow and the requirements or

restrictions, or proposed requirements or restrictions, may result in adverse publicity (whether or not valid). For example, if one jurisdiction imposes a specific labeling requirement or requires a specific warning on any product that contains certain ingredients or substances, other jurisdictions may react and impose restrictions on products containing the same ingredients or substances, which may result in adverse publicity or increased concerns about the health implications of consumption of such ingredients or substances in our products (whether or not valid). If consumer concerns, whether or not valid, about the health implications of consumption of ingredients or substances present in our products increase as a result of these studies, new scientific evidence, new labeling, product or production requirements or other restrictions, or for any other reason, including adverse publicity as a result of any of the foregoing, or if we are required to add warning labels to any of our products or place warnings in locations where our products are sold, demand for our products could decline, or we could be subject to lawsuits or new regulations that could affect sales of our products, any of which could adversely affect our business, financial condition or results of operations.

In addition, regulatory authorities under whose laws we operate may have enforcement powers that can subject us to actions such as product recall, seizure of products or other sanctions, which could have an adverse effect on our sales or damage our reputation. Suppliers, producers, distributors or other third parties with whom we do business could take actions, intentional or not, that violate these policies and procedures or applicable laws or regulations. Violations of these laws or regulations could subject us to criminal or civil enforcement actions, including fines, penalties, disgorgement of profits or activity restrictions, any of which could adversely affect our business, financial condition or results of operations.

As a food production company, all of the Company's products must be compliant with regulations by the Food and Drug Administration (FDA).

The Company must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing, and appropriate labeling of the products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that the Company's products could become non-compliant with the FDA's regulations and any such non-compliance could harm the business

Our warehousing and manufacturing facilities are subject to risks that may negatively affect our business and operations.

Our ability to make, store, and move our products is important to our success. Disruption to our manufacturing capabilities or to our storage capabilities, due to damage to our facilities or equipment, inability or delay in replacing parts or equipment, weather, natural disaster, fire, terrorism, pandemic, or other factors within or beyond our control, could impair our ability to manufacture or distribute our products. If we fail to mitigate the possible impact of such events, or effectively manage them if they occur, they could adversely affect our business and results of operations. Such events could also require additional resources to restore our supply chain.

Our facilities are subject to laws and regulations administered by the FDA, USDA, the Occupational Safety and Health Administration, and other federal, state, and local governmental agencies relating to the production, storage, distribution, quality, and safety of food products and the health and safety of our employees. Our failure to comply with such laws and regulations could subject us to lawsuits, administrative penalties, and civil remedies, including fines, injunctions, and recalls of our products. Changes in such laws or regulations that impose additional requirements on us could increase the cost of operating our facilities, causing our results of operations to be adversely affected.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Our supply chain and retail sales may be adversely impacted due to the COVID-19 outbreak.

Continued concerns relating to COVID-19 have resulted in significant governmental measures being implemented to control the spread of the virus, including, among others, restrictions on manufacturing and the movement of employees in many regions of the country. As a result of COVID-19 and the measures designed to contain the spread of the virus, our third-party manufacturers may not have the materials, capacity, or capability to manufacture our products according to our schedule and specifications. If our third part manufacturers operations are curtailed, we may need to seek alternate manufacturing sources, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our supply chain and subsequently to our customers, each of which would affect our results of operations. While the disruptions and restrictions on the ability to travel, quarantines, and temporary closures of the facilities of our third-party manufacturers and suppliers, as well as general limitations on movement in the region are expected to be temporary, the duration of the production and supply chain disruption, and related financial impact, cannot be estimated at this time. Should the production and distribution closures continue for an extended period of time, the impact on our supply chain could have a material adverse effect on our results of operations and cash flows. The COVID-19 outbreak could also delay our release or delivery of new or product offerings or require us to make unexpected changes to such offerings, which may materially adversely affect our business and operating results. Finally, as a result of the governmental restrictions to control the spread of the COVID-19 outbreak, we have experienced, along with wholesale partner stores, store closures and a decrease in consumer traffic, which will have a material adverse effect on our results of operations. Our operating results could also continue to be adversely affected to the extent that the COVID-19 outbreak harms the economy in general. In addition, the COVID-19 outbreak could result in an economic downturn that could affect demand for our products and materially adversely affect our business, operating results, and financial condition.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain materials in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

Many of the risks of our business have only limited insurance coverage and many of our business risks are uninsurable.

Our business operations are subject to potential product liability, environmental, fire, employee, manufacturing, supply-chain risks, logistics risks and other risks. Although we have insurance to cover some of these risks, the amount of this insurance is limited and includes numerous exceptions and limitations to coverage. In the event that we suffer a significant uninsured claim, our financial condition would be materially and adversely affected.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest

or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow

Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only   eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Make Real Foods, Inc. (d/b/a Real Made) was founded in 2019 with the mission of creating overnight oats as an easy, delicious, nutritious, and portable option for breakfast. The Company seeks to keep the ingredient list as simple and natural as possible and are all the ingredients are USDA organic, vegan, no sugar added, and non-GMO. The Company currently offers overnight oats in three flavors - Apple & Coconut, Banana & Coffee and Mulberry & Chia. The Company's overnight oats are sold in natural/specialty grocery retailers and online.

Business Plan

Real Made Overnight Oats has established three successful distribution channels for our initial line of products. We're currently retailing nationally through e-commerce platforms, conventional and natural-foods retailers, and non-traditional distribution channels such as Sun Basket and SnackNation. The blended gross margin is 41% and there's a path to a 50%+ gross margin at $10MM in revenue.

Our growth plan is to increase velocities at existing stores, add new customers with prospects like Meijer and HEB, and scale product volume on existing e-commerce platforms. Our target is for Real Made Overnight Oats to be in 3K+ brick & mortar stores by the end of 2022.

The Company's Products and/or Services

Product / Service	Description	Current Market
Real Made Overnight Oats	organic, vegan, no sugar added, non-GMO overnight oats that are available in three flavors: Apple & Coconut, Banana & Coffee and Mulberry & Chia	Direct-to-consumer online (e-commerce), wholesale to Whole Foods (Mid-Atlantic, Southwest and Pacific Northwest Regions) Safeway (Northern California) Sprouts (National) and other natural grocery retailers

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The Company's primary competitors are mostly other brands with overnight oat offerings, including Quaker Overnight Oats and Oats Overnight. However, compared to its competitors, the Company uses only USDA organic, vegan, no sugar added, and non-GMO ingredients and its overnight oats are 100% clean label, containing only oats, fruits, nuts, seeds and spices.

Customer Base

Our target audience is a time-strapped, health-conscious millennial female aspiring to make better lifestyle choices (for her and family).

Supply Chain

We obtain our ingredients from multiple sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes should any provider become unavailable.

Intellectual Property

Application or Registration #	Mark	Good/Services	File Date	Grant Date	Country
6004205	REAL MADE	Breakfast cereals; Processed cereal-based food to be used as a breakfast food, snack food or ingredient for making other foods	July 1, 2019	March 3, 2020	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Working Capital	46%	$11,500	47.27%	$505,800
Selling	16%	$4,000	16.82%	$180,000
Marketing & Advertising	32%	$8,000	29.91%	$320,000
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Working Capital: $505,800 which we intend to use for product production in advance of payment to support growth of business.

Selling: $180,000 which we intend to use for key organization pipeline hire to advance brick and mortar sales on the business.

Marketing and Advertising: $320,000 which we intend to invest to grow brand awareness, drive trial and convert customers to purchase. This consists of performance marketing in paid social, email marketing, customer marketing and in-store demos.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jessica Price	Co-Founder, Chief Executive Officer, President, and Director	Oversees the day-to-day management of Make Real Foods, Inc. including fundraising and all activities related to the business.	M.B.A. from Northwestern Kellogg School of Management, 2009 B.A. From Brown University 2003
Barry Nalebuff	Co-Founder, Director, Treasurer, and Chief Financial Officer	Oversees the recipe creation of new products, fundraising and other related aspects of the business.	S.B. Economics, Massachusetts Institute of Technology, 1980 S.B. Mathematics, Massachusetts Institute of Technology, 1980

			M. Phil. Economics, Nuffield College, Oxford University, 1981
			D. Phil. Economics, Nuffield College, Oxford University, 1982
Helen Kauder	Director and Secretary	Executive Director, Artspace, Inc.	MBA-Finance, University of Chicago, Graduate School of Business, 1985. BS-Economics, Massachusetts Institute of Technology, 1982. Stanford Center-Mandarin Program, Taiwan National University, 1981.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 6,791,191 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	6,791,191
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
Other Rights	Holders of a majority of the outstanding capital stock have customary "drag-along" rights. These rights provide that in the event of a sale, merger, or other liquidation of the Company approved by the holders of a majority of the outstanding capital stock, the other stockholders shall be required to sell their shares in the transaction. Jessica Price, Barry Nalebuff, and any person who has acquired capital stock in the Company in exchange for a cash investment or the conversion of outstanding indebtedness previously owed by the Company has the right to (i) an assignment of the Company's non-exercised first right of refusal with respect to any transfer of shares of capital stock from certain stockholders of the Company, (ii) participate on a pro rata basis in a transaction where a stockholder proposes to sell or transfer all or any portion of its capital stock to a third party and the right of first refusal or secondary right of refusal has not been fully exercised, (iii) first refuse to purchase such holder's pro rata share of any issuance of new securities, (iv) receive certain financial information from the Company, and (v) examine the books of account and records of the Company.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may authorize additional Common Stock which may dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	99.77%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form, the Company has the following additional securities outstanding:

Type	Equity Incentive Plan
Number of shares Authorized / Outstanding	275,000 / 16,190
Voting Rights	For options granted under the plan, no right to vote exists until exercise of the option. For restricted shares granted under the plan, the holder may exercise full voting rights with respect to those shares unless otherwise provided in its award agreement.
Anti-Dilution Rights	Dilution will occur in the event of a capital raise.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may increase its reserved number of shares in the pool, which would dilute the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.23%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Barry Nalebuff
Amount Outstanding	$206,558
Interest Rate and Amortization Schedule	0%
Other Material Terms	Barry Nalebuff, co-founder and director of the Company, granted a loan to the Company
Maturity Date	N/A

Type	Economic Injury Disaster Loan - SBA Loan
Amount Outstanding	$150,000
Interest Rate and Amortization Schedule	3.75% per annum
Description of Collateral	All tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all products, proceeds and collections thereof and all records and data relating thereto.
Other Material Terms	Monthly Installment payments, including principal and interest, begin twelve months from the date of the promissory note. The Company must use all the proceeds of the loan solely as working capital to alleviate economic injury caused by disaster occurring in the month of January 31, 2020 and continuing thereafter, The Company is prohibited from selling, leasing, licensing or otherwise transferring (including by granting security interests, liens, or other encumbrances in) all or any part of the Collateral or Company's interest in the Collateral without the SBA's prior written approval.
Maturity Date	05.16.2050

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jessica Price	3,102,000 shares of Common Stock	44%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Make Real Foods, Inc. (f/k/a Make Real Foods, LLC, f/k/a Maker, LLC) is a food company, incorporated in Delaware as a corporation on January 1, 2020. The Company was originally formed on March 14, 2019 as Maker, LLC, under the laws of Delaware. The Company changed its name from Maker, LLC to Make Real Foods, LLC on June 10, 2019. The Company converted to a Delaware corporation on January 1, 2020.

Cash and Cash Equivalents

Cash and cash equivalents for the Company consist of a Chase business checking account, an amazon holding account, a Shopify holding account and a bill.com holding account.

As of March 31, 2021, the Company had an aggregate of $127,244.72 in cash and cash equivalents, leaving the Company with approximately 7months of runway.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Units*	500,000	500,000	Working capital, sales, UPC Change	10/14/2019	Section 4(a)(2)
Common Units*	25,000	25,000	Working capital, sales, UPC Change	10/14/2019	Section 4(a)(2)
Common Units*	25,000	25,000	Working capital, sales, UPC Change	10/16/2019	Section 4(a)(2)
Common Units*	35,000	35,000	Working capital, sales, UPC Change	10/15/2019	Section 4(a)(2)
Common Units*	100,000	100,000	Working capital, sales, UPC Change	10/15/2019	Section 4(a)(2)
Common Units*	100,000	100,000	Working capital, sales, UPC Change	10/18/2019	Section 4(a)(2)
Common Units*	100,000	100,000	Working capital, sales, UPC Change	10/18//2019	Section 4(a)(2)
Common Units*	30,000	30,000	Working capital, sales, UPC Change	10/18/2019	Section 4(a)(2)
Common Units*	50,000	50,000	Working capital, sales, UPC Change	10/30/2019	Section 4(a)(2)
Common Units*	35,000	35,000	Working capital, sales, UPC Change	10/31/2019	Section 4(a)(2)
Common Stock	25,000	25,000	Working capital, sales, UPC Change	12/23/19	Section 4(a)(2)
Common Stock	25,000	25,000	Working capital, sales, UPC Change	1/2/2020	Section 4(a)(2)
Common Stock	500,000	500,000	Working capital, sales, UPC Change	1/13/2020	Section 4(a)(2)

* Upon the Company's conversion from a limited liability company to a corporation, all Common Units were converted into Common Stock of the Company on a one-for-one basis under a certain plan of conversion.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: Barry Nalebuff, co-founder and director, has loaned the Company $206,558 as further detailed herein.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 16, 2021 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **<u>Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and (ii)that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment

commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made on the date of such Subsequent Closing exceeds two times the amount committed on the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

<u>*Conversion Upon the First Equity Financing*</u>

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $8,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the initial public offering of the Company's capital stock or reverse merger or take-over by certain entities, such as an entity that is a reporting issuer (the "**IPO**") or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; and (z) convertible promissory notes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its, selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company is a party to a Stockholders' Agreement with the holders of its common stock and any subsequent stockholders and/or optionholders, or any transferees, who becomes parties to such agreement from time to time

pursuant to its terms. Investors will not become party to such agreement solely by investing in Securities. Such stockholders agreement (i) describes the size and composition of the Company's board of directors, (ii) binds signatories to a drag-along provision in certain situations in connection with a Company sale, (iii) grants certain stockholders information and inspection rights, (iv) grants certain stockholders the right of first offer on new issuances of Company's securities, (v) grants the Company, first, and certain stockholders, second, a right of first refusal on proposed stockholder transfers and grants certain stockholders the right to participate thereafter in such transfers.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE,

OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jessica Price
_____
(Signature)

Jessica Price
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jessica Price
_____
(Signature)

Jessica Price
_____
(Name)

Director
_____
(Title)

April 23, 2021
_____
(Date)

/s/Barry Nalebuff
_____
(Signature)

Barry Nalebuff
_____
(Name)

Director
_____
(Title)

April 23, 2021
_____
(Date)

/s/Helen Kauder
_____
(Signature)

Helen Kauder
_____
(Name)

Director
_____
(Title)

April 23, 2021
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

MAKE REAL FOODS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Make Real Foods, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Make Real Foods, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 30, 2021
Los Angeles, California

As of December 31,		2020		2019
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	161,755	$	141,343
Accounts receivable		55,817		72,240
Inventory		261,778		699,517
Prepaids and other current assets		1,651		213,325
Total current assets		**481,001**		**1,126,425**
Intangible asset		325		325
Total assets	**$**	**481,326**	**$**	**1,126,750**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	11,095	$	178,229
Credit cards		2,659		10,079
Other current liabilities		22,615		117,524
Current portion of loans		37,035		-
Total current liabilities		**73,404**		**305,832**
Notes payable		206,558		396,558
Loans		150,000		-
Total liabilities		**429,962**		**702,390**
STOCKHOLDERS EQUITY				
Members' Equity		-		1,000,000
Common Stock		705		-
Additional Paid in Capital		989,846		-
Retained earnings/(Accumulated Deficit)		(939,187)		(575,640)
Total stockholders' equity		**51,364**		**424,360**
Total liabilities and stockholders' equity	**$**	**481,326**	**$**	**1,126,750**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
Net revenue	$ 766,960	$ 904,543
Cost of goods sold	1,163,169	1,172,537
Gross profit	(396,209)	(267,994)
Operating expenses		
General and administrative	442,501	120,533
Sales and marketing	150,477	187,113
Total operating expenses	592,978	307,646
Operating income/(loss)	(989,187)	(575,640)
Interest expense	-	-
Other Loss/(Income)	(50,000)	-
Income/(Loss) before provision for income taxes	(939,187)	(575,640)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	$ (939,187)	$ (575,640)

See accompanying notes to financial statements.

MAKE REAL FOODS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

| (in , $US) | Members' Equity | Common Stock | | Additional Paid in Capital | Retained earnings/ (Accumulated Deficit) | Total Equity |
		Shares	Amount			
Inception - March 14, 2019	-	-	-	-	-	-
Contribution	1,000,000	-	-	-	-	1,000,000
Net income/(loss)	-	-	-	-	(575,640)	(575,640)
Balance—December 31, 2019	$ 1,000,000	-	$ -	$ -	$ (575,640)	$ 424,360
Conversion from LLC to C Corp & issuance of shares	(1,000,000)	6,775,000	678	973,655	575,640	549,972
Sharebased compensation		275,000	28	16,191		16,218
Net income/(loss)	-	-	-		(939,187)	(939,187)
Balance—December 31, 2020	$ -	7,050,000	$ 705	$ 989,846	$ (939,187)	$ 51,364

See accompanying notes to financial statements.

MAKE REAL FOODS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(939,187)	$	(575,640)
Loan forgiveness		(50,000)		-
Sharebased compensation		16,191		
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		-		-
Changes in operating assets and liabilities:				
Accounts receivable		16,423		(72,240)
Inventory		437,738		(699,517)
Prepaid and other current assets		211,675		(213,325)
Accounts payable		(167,133)		178,229
Credit cards		(7,420)		10,079
Other current liabilities		(94,909)		117,524
Net cash provided/(used) by operating activities		**(576,623)**		**(1,254,890)**
CASH FLOW FROM INVESTING ACTIVITIES				
Intangible assets		-		(325)
Net cash provided/(used) in investing activities		**-**		**(325)**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of Common Stock		550,000		-
Member contributions into LLC				1,000,000
Borrowing on Notes		60,000		396,558
Repayment on Notes		(250,000)		
Borrowing on Loans		237,035		
Net cash provided/(used) by financing activities		**597,035**		**1,396,558**
Change in cash		20,412		141,343
Cash—beginning of year		141,343		-
Cash—end of year	$	**161,755**	$	**141,343**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Make Real Foods Inc., previously known as Make Real Foods, LLC, was formed on March 14, 2019 in the state of Delaware as Maker Foods, LLC. On June 10, 2019, the Company amended its articles of organization to change its name from Maker Foods, LLC to Make Real Foods, LLC. On December 31, 2019, the Company was incorporated as Make Real Foods, Inc.   The financial statements of Make Real Foods, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

Make Real Foods Inc. makes Real Made Overnight Oats. Real Made is a rule breaker that provides altogether quality, price, and speed. Starting with quality, everything is organic and there's no sugar added. The recipes are unusually thoughtful and sophisticated and consist of apples with coconut, raisins, and almonds; Mulberries with dates, gooseberries, and chia; Banana with coffee and dates. The price is less than if you were to make it yourself buying all the ingredients in small quantities. It is a life hack when it comes to speed. Spend 20 seconds the night before to pour in your favorite milk, let the oatmeal, fruit, and nut mixture soak overnight, and you can look forward to an amazing breakfast waiting for you in the morning. Real Made Overnight Oats is just the first in what we plan for a long line of Real Made Foods products. In the short run, there will be more flavors. In the long run, there will be breakfast bites, make-your-own bars, smoothies and chia pudding.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to oats, fruits, nuts and finished goods which are determined using FIFO.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived. The company incurred trademark fee of $325 in 2019.

Income Taxes

Make Real Foods Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when service is provided in accordance with the terms of contracts with customers.

The Company generates revenue from the sale of the Real Made Overnight Oats.

Cost of Goods Sold

Costs of goods sold includes the product cost of goods sold, merchant selling fees, freight out, operations contracts, operations storage.

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense for the years ended December 31, 2020 and December 31, 2019 amounted to $150,477 and $187,113 respectively.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

Prepaids and other current assets				
As of December 31,		2020		2019
Prepaid expenses	$	1,651	$	10,367
Prepaid Inventory		-		202,958
Total Prepaids and other current assets	$	1,651	$	213,325

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Accrued Expenses	$ 12,173	$ 7,788
Accrued Trade Spend	701	38,265
Accrued Inventory	-	66,318
Payroll Liabilities	3,328	5,153
Disputed UNFI/KEHE Chargebacks	6,371	-
Illinois Department of Revenue Payable	42	-
Total Other Current Liabilities	**$ 22,615**	**$ 117,524**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common shares par value of $0.0001. As of December 31, 2020, 7,050,000 shares have been issued and are outstanding.

On January 1, 2020, the Company converted from an LLC to C Corp and as part of the conversion raised $550,000.

The Company has issued 275,000 shares to a certain employee as a compensation. The shares are fully vested as of December 31, 2020, and the Company recorded a share-based compensation expense of $16,190.

5. DEBT

Note payable

The Company has a promissory note from its co-founder Barry Nalebuff. The Note accrues interest at the rate of 0% per annum and has a longer than 1 year term as of December 31, 2020. No agreement was put in place for the loan. The imputed interest was deemed immaterial. As of December 31, 2020 and 2019, the outstanding balance of loan is in the amount of $206,558 and $396,558 respectively.

Loans

In April 2020, the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration through JP Morgan Chase for a total of $37,035. The loan was approved on May 1st 2020 and is expected to be fully forgiven. No loan payments towards interest or principal have been made as of December 31, 2020 as the entire loan amount is expected to be forgiven in 2021. Since the loan is expected to be settled in 2021, the Company has classified it as current.

On May 16, 2020, the Company received an EIDL loan from the Small Business Administration in the amount of $150,000. The interest will accrued at 3.75% per annum and will accrue only on funds actually advanced from the date of each advancement. Installment payments, including principal and interest, of $731 monthly, will begin twelve months from the date of the promissory note. The balance of principal and interest will be payable 30 years from the date of the promissory note. As of December 31, 2020 and 2019, the outstanding balance of the loan is in the amount of $150,000.

In May 2020, the Company received a loan for $50,000 under the Accion loan from the city of Chicago. The loan amount was forgiven, and the related debt forgiveness has been recognized in "(Other subsequently written off in November 2020.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(255,928)	$	-
Valuation Allowance		255,928		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,		2020		2019
Net Operating Loss	$	(255,928)	$	-
Valuation Allowance		255,928		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $939,187 and the Company had state net operating loss ("NOL") carryforwards of approximately $939,187. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

The Company has a promissory note from its owner and founder Barry Nalebuff. The Note accrues interest at the rate of 0% per annum and has a longer than 1 year term. The imputed interest was deemed immaterial. As of December 31, 2020 and 2019, the outstanding balance of loan is in the amount of 206,558 and $396,558 respectively.

8. COMMITMENT AND CONTINGENGY

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through March 31, 2021 the date the financial statements were available to be issued.

On March 29, 2021, the Company's PPP loan in the amount of $37,035 was forgiven.

The Company received a second PPP loan in the amount of $30,000. The loan bears 1% interest and is subject to forgiveness. If the loan is not forgiveness, the outstanding principal and interest are due

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $989,187 , an operating cash flow loss of $576,623 and liquid assets in cash of $161,755, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT B

Offering Page found on Intermediary's Portal.


Republic

Company Name	Real Made Overnight Oats

Logo	

Headline	No morning prep! Organic, no sugar added, non-GMO and plant-based overnight oats

Hero Image	

Tags	Female Founders, B2C, CPG, Healthy food, Organic food, $1M+ raised, $500K+ revenue, Plant-Based

Pitch text	

Summary

- USDA Organic, Vegan, non-GMO, and No Sugar Added overnight oats
- A premium product that is driving incremental category growth
- Retailing at Whole Foods, Sprouts, Safeway, Amazon, Walmart.com,750+ stores
- Leading brand in dollar velocity at Whole Foods
- Projected revenue growth to $12M by 2024
- Over 2MM servings sold since launching in June 2019
- Raised $1.5MM in last capital round

Problem

Breakfast is the most important meal of the day – but it tends to be routinely skipped

Mornings are hectic for most people, especially for parents, students, and workers on the go. Unfortunately, the morning rush usually also means that breakfast gets neglected. Meals either require too much time to prepare (the classic breakfast fry-up) or lack nutritional value and are loaded with sugars (such as bland ready-made cereals). Consumers struggle to find suitable breakfast solutions, forcing them to compromise on less tasty or nutritious convenient solutions, default to regular go-to's, or skip breakfast altogether. What if you could make your breakfast the night before and have it waiting for you in the morning with no prep required?



Solution

Introducing Real Made Overnight Oats

Real Made Overnight Oats provides a better-for-you breakfast experience that doesn't compromise on taste, nutrition, or convenience — so you can always start the day right. Real Made Overnight Oats has created a line of amazing organic, no sugar added, non-GMO, and plant-based breakfasts that can be prepared the night before. No cooking, no clean up, and you can even take it on-the-go!

Easy, tasty nutrition



7 GRAMS of fiber   **5 GRAMS** of protein   **NUTRIENT-FILLED** superfoods   **ZERO ADDED** sugar

Always.

All of our Real Made recipes
are always 100% plant-based.
We use only USDA certified organic,
Non-GMO Project verified ingredients,
and they all taste great without
adding any sugar.

   

100% PLANT-BASED

Product

Organic, non-GMO, vegan, no-sugar added breakfast for people on the go

Real Made Overnight Oats comes in three flavors: Apple & Coconut, Mulberry & Chia, and Banana & Coffee. All of our Real **Made Overnight Oats recipes are USDA Organic, Vegan Action Certified, and Non-GMO Project Verified**. Our products taste great without adding any sugar. The only sugar in our products comes from dried organic fruits and nuts. We only use **clean and simple ingredients**. Most importantly, it's easy to make – all that's needed is to add your favorite milk or nut milk to the oats and soak overnight in the fridge. Go to sleep happy knowing that when you wake up, a wholesome and filling breakfast awaits.





dried coconut   mulberries   rolled oats

sliced almonds   chia seeds   diced apples

diced dates   ground cinnamon   coffee

Ingredients you can pronounce.

Traction

A leading brand in dollar velocity at Whole Foods

Real Made Overnight Oats is a certified Women's Business Enterprise currently **retailing at over 750 stores** across the country through national chains such as **Whole Foods, Sprouts, and Safeway**, amongst others. We're also a leading brand in dollar velocity at Whole Foods with distribution in 3 regions. Since launching our own online store in late July, we've had steady growth without any marketing initiatives. We're witnessing this same e-commerce sales traction through **Amazon, with over $180,000 in sales in 2020 and a 5-star rating**. We expect to generate $3M in revenue in 2022, and continue to grow at a rate of **58% CAGR, reaching $12MM by 2024**. We're also getting recognition in the media!

REAL MADE OVERNIGHT OATS IS #3 IN $ VELOCITY AT WHOLE FOODS



REAL MADE GROWTH TRAJECTORY





Customers

Our consumers love our wholesome products

Real Made Overnight Oats appeals to health-conscious individuals looking for a sustaining and healthy breakfast that cuts down on prep time. Our consumers trend towards the young professional or millennial demographic who are looking for easy ways to integrate healthier eating choices into their lives. We've received **5-star reviews on every platform** for our organic, filling, tasty, and convenient breakfast solution.



★ ★ ★ ★ ★
APPLE & COCONUT

We love this brand...
The ingredients are wholesome, real and delicious. Super easy to make and enough for a 6" ft tall grown man not to feel hungry afterward. This is not a foofy oatmeal - it's real food and it tastes really good. No need to add more sugar or any other ingredients to make it palatable. It's good to go. Thank you for making a healthy breakfast easy.

– Audra

★ ★ ★ ★ ★
BANANA & COFFEE

Just wanted to say,
It's a great idea on sooo many levels:

1. The organic factor.
2. The no additional sugar.
3. The option to eat hot if it is cold outside, or eat cold if it is hot outside.
4. Easy to take it with you.
5. Recyclable glass jar.

– Dinah



★ ★ ★ ★ ☆
MULBERRY & CHIA

Tasty, and no sugar-crash
My first ever overnight oats. I am post-prandial hypoglycemic, so any cereal/fruit based food is usually a no-no for me before 5 pm, but I ate these this morning with little trouble. I did not have a major sugar-crash, and they were tasty. There was variety in the texture and flavors, and I like the idea that it has more nutrition than just oats on their own, plus flavor. I give them a thumbs-up.

– Penny



★ ★ ★ ★ ★
APPLE & COCONUT

This was a great, hearty oatmeal
clearly made with whole and unadulterated ingredients.

– Rebecca

Business Model

Omnichannel platform with distribution at key shopper destinations

Real Made Overnight Oats has 3 successful distribution channels. We're currently retailing nationally through e-commerce platforms, conventional and natural-food stores, and non-traditional distribution channels such as Sun Basket and SnackNation. KeHE and UNFI are our two national distributors. The blended gross margin is 41%; and there's a path to a 50%+ gross margin at $10M in revenue.

Our growth plan is to increase velocities at existing stores, add new customers with prospects like Meijer and HEB, and scale product volume on existing e-commerce platforms. Our target is for Real Made Overnight Oats to be in **3K+ brick & mortar stores by the end of 2022**.



UNIT ECONOMICS





UNIT PRICE (to distributor)	$5.58	UNIT PRICE (to distributor)	$1.39
COGS	$3.61	COGS	$.75
GROSS MARGIN	$1.97	GROSS MARGIN	$.64
GM %	35%	GM %	46%
CONTRIBUTION MARGIN	$1.31	CONTRIBUTION MARGIN	$.48
SRP	$9.99	SRP	$2.49

STORE GROWTH



Market

A $1.3B market in desperate need of innovation

The hot cereal market category is valued at $1.3B annually, but has had relatively flat growth overall. Mainstream brands in this category have been slow to capitalize on shifting consumer interests or reinvent their products. As a result, premium brands such as Real Made Overnight Oats are driving growth in the hot cereal category.

REAL MADE IS #3 IN INCREMENTAL DOLLAR CONTRIBUTION; DRIVING CATEGORY GROWTH



Competition

Our key distinction is our commitment to vegan, organic, and natural products

Real Made Overnight Oats' market distinction lies in our commitment to using sustainable packaging, organic products, and vegan, no sugar added recipes. We successfully outcompete traditional brands in the hot cereal category. Our commitment to clean label products with minimal ingredients, coupled with unique ingredients from around the world and unique flavor combinations, also gives us a competitive advantage in the premium brand niche.



	REAL MADE	DAVE'S NATURALS	QUAKER	OATS OVERNIGHT
USDA ORGANIC	✅			
NON-GMO	✅			
NO SUGAR ADDED	✅			
VEGAN	✅	✅		
GLUTEN FREE				
PROTEIN				✅

Vision

Becoming a brand leader in tasty, convenient, nutritious product solutions

We plan to become **a brand leader** by 2024; and we're already getting recognized in the media. We will launch a three-pronged marketing campaign to Meet Real Made, Taste Real Made, and Share Real Made. We will **ramp up social media advertising,** place targeted ads with Amazon, Walmart, and Thrive Market, and conduct **in-store sampling to drive trial and purchase.** We'll leverage influencers and **expand our ambassador program**. Real Made Overnight Oats plans to **diversify its product portfolio** to maximize market stickiness. We'll also expand our footprint into new categories, always providing products that are organic, vegan, no sugar added, and non-GMO.

Real Made No Bake Bites	Real Made Smoothie	Real Made Chia Pudding
		

MEET REAL MADE	**TASTE REAL MADE**	**SHARE REAL MADE**
• Social Media Amplification • Revamp DTC Website • Paid Social/Google • Amazon, Walmart, Thrive Marketing Support	• Sampling out of store (e.g. yoga studios, boxes) • In-store demos • Co-promotion with nut milks	• Leverage the power of trusted influencers to create buzz and drive interest • Ambassador Program
		

Investors

Raising $1M to propel growth

Real Made Overnight Oats is raising $1M to provide an 18-month runway. Funding will go towards working capital needs, new hires, and marketing campaigns. So far, our product has required very little marketing. We believe that scaling these efforts will allow us to successfully **grow revenue to $12M by 2024**. Invest in Real Made now!



Founders

Over a decade of experience in consumer packaged goods

Jess is a packaged goods General Manager with 15+ years running businesses. She's helped **name brands like Quaker and Hillshire Farm** innovate and provide consumers more nutritious solutions, and is excited to start something from scratch with Real Made Foods.

Barry **cofounded Honest Tea** because it was difficult to find ready-to-drink iced tea that tasted like real tea. He's also the cofounder of Kombrewcha, a slightly alcoholic version of kombucha. Now with the creation of Real Made Oats, he's fulfilled his dream of becoming a cereal entrepreneur (and bad pun artist). Although a tea guy, Barry's favorite Maker Oats flavor is Banana & Coffee.

The Real Made Way.



Mornings are crazy. There's never enough time to make a good breakfast. So here's our life-hack - Real Made Overnight Oats, an amazing breakfast you make the night before. We made sure everything's organic, non-GMO, and that it tastes great without any added sugar.

Go to sleep happy knowing when you wake up a wholesome, filling breakfast awaits. No cooking, no clean up, take it on-the-go. Now if we could only make the bed at night, too.

Gotta dash,

Jess + Barry

Note: Real Made Oats originally launched as Maker Oats. We changed our name but still have the same great recipes and cereal entrepreneurs.

Team



Jess Price   Co-founder & CEO



Barry Nalebuff   Co-founder & Chairman

Perks

$100   Buy 1 Get 1 Free Deal Online on RealMadeFoods.com

$500   1 Month Supply of Real Made Overnight Oats (Max 6 Cartons/30 Servings) delivered to your house for FREE

$1,000   3 Month Supply of Real Made Overnight Oats (Max 6 Cartons/30 Servings Per Month for 3 Months) delivered to your house for FREE

$2,500   3 Month Supply of Real Made Overnight Oats (Max 6 Cartons/30 Servings Per Month for 3 Months) delivered to your house for FREE plus 1 Carton/5 Servings of Real Made Overnight Oats delivered to 3 of your friends for FREE

$5,000   6 Month Supply of Real Made Overnight Oats (Max 6 cartons/30 Servings Per Month for 6 Months) delivered to your house for FREE plus 1 Carton/5 Servings of Real Made Overnight Oats delivered to 5 of your friends for FREE

$10,000   9 Month Supply of Real Made Overnight Oats (Max 6 cartons/30 Servings Per Month for 9 Months) delivered to your house for FREE plus 1 Carton/5 Servings of Real Made Overnight Oats delivered to 10 of your friends for FREE

$25,000   18 Month Supply of Real Made Overnight Oats (Max 6 cartons/30 Servings Per Month for 18 Months) delivered to your house for FREE plus 1 Carton/5 Servings of Real Made Overnight Oats delivered to 25 of your friends for FREE

$50,000   18 Month Supply of Real Made Overnight Oats (Max 6 Cartons/30 Servings Per Month for 18 Months) delivered to your house for FREE plus 12 Month Supply of Real Made Overnight Oats (Max 6 Cartons/30 Servings Per Month for 12 Months) delivered to 2 of your friends' house for FREE

$100,000   24 Month Supply of Real Made Overnight Oats (Max 6 Cartons/30 Servings Per Month for 24 Months) delivered to your house for FREE plus 12 Month Supply of Real Made Overnight Oats (Max 6 Cartons/30 Servings Per Month for 12 Months) delivered to 2 of your friends' house for FREE plus 1 Carton/5 Servings of Real Made Overnight Oats delivered to 25 of your friends for FREE

FAQ

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

EXHIBIT C

Form of Security

MAKE REAL FOODS, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Make Real Foods, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $8,000,000

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

        (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing**

Price").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section

1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;
>
> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and
>
> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company..

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To

the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)　　The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)　　No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)　　The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)　　The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)　　The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)　　The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4.　*Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is

subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any

certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Chicago, Illinois. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

MAKE REAL FOODS, INC.

By:
Name: Jessica Price
Title: Chief Executive Officer
Address: 1953 North Howe Street, Chicago, IL 60614Email: jess@makerealfoods.com

INVESTOR:

By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "*Crowd SAFE*") dated [Date of Crowd SAFE] between Make Real Foods, Inc., a Delaware corporation (the "*Company*") and [Investor Name] ("*Stockholder"*). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "*Intermediary*") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "*Shares*"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                             LLC d/b/a Republic
Date   Date